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                                                                          [LOGO]




MADGE NETWORKS N.V.
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+31) (0) 23 5685526
Fax:   (+31) (0) 23 5685528


Press Information

                               MADGE NETWORKS N.V.
                           THIRD QUARTER 1999 RESULTS

Amsterdam, Netherlands (October 27, 1999) -- Madge Networks N.V. (NASDAQ NM:
MADGF), a global network solutions provider, today announced results for its third fiscal quarter 1999.1

Madge reported revenues of US$42.2 million for the third fiscal quarter, a decrease of $11.1 million or 21 per cent compared to revenues of $53.3 million for the second quarter of 1999. Continuing revenues for the third quarter of 1998 were $60.1 million.2

The net loss was $16.4 million, or $(0.41) per share, compared to a net profit from continuing operations of $1.9 million, or $0.04 per share, for the third quarter of fiscal 1998. Results for the 1999 quarter include a non-recurring charge of $1.2 million and the balance sheet reflects an initial cash payment of $13 million in connection with the Company's acquisition of the Token Ring business of Olicom A/S on August 31, 1999.


On August 26, 1999, Madge announced a new company structure to support its strategy to deliver managed network and hosting services as well as product solutions to its global customer base. The Company's two divisions, formerly known as Managed Network Services and Enterprise Network Products, now operate





--------
1 For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on the calendar month end, whereas, in fact, the Company operates on the basis of thirteen-week financial quarters.

2 Results of Continuing Operations exclude Madge's Ethernet Division Lannet, disposed of in the third quarter 1998 and NonRecurring charges incurred in the year to December 1998.




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autonomously as Madge.web and Madge.connect respectively, and are expected to be separate legal structures by the end of this year.

MADGE.WEB

Madge.web provides global managed communications and electronic content delivery, with a focus on supporting the specialized applications of the financial services and media/publishing industries. During the third quarter, the division added 42 new customers. Madge.web revenues for the third fiscal quarter decreased to $8 million from $9 million in the second quarter, reflecting a decline in revenues derived from the former parent of Gains International, which Madge acquired in February 1999. However, external revenues for Madge.web of $4.9 million, excluding results from the Gains parent company, increased by five per cent this quarter.

MADGE.CONNECT

Madge.connect is a leading global supplier of advanced Token Ring local area network and video networking solutions. Madge.connect revenues decreased to $34 million from $44 million in the second quarter. The Company believes that Madge.connect sales were impacted by Y2K-related purchasing delays and the transitional impact as it acquired Olicom's Token Ring business. The third quarter revenues were further impacted by a reduction in channel inventories of $3.5 million in anticipation of a continued Y2K effect on the Token Ring business in the fourth quarter.

Robert Madge, Chairman of Madge Networks N.V., said: "Our third quarter results reflect difficult trading conditions for Madge.connect's Token Ring business combined with heavy investment in Madge.web. We are continuing our investment-led strategy, while taking appropriate actions to restore the balance in our business model and improve our cash flow -- aiming for a major improvement in our results by the first quarter of 2000. We see a further boost to the business in both Madge.connect and Madge.web as a result of the acquisition of Olicom's substantial customer base."


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ABOUT MADGE NETWORKS N.V.

Founded in 1986, Madge Networks (NASDAQ NM: MADGF) is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. The company's goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. The company's main business centers are at Wexham Springs, United Kingdom and Eatontown, New Jersey. Madge Networks N.V., a company organized under the laws of the Netherlands, is the parent company of Madge.web and Madge.connect. Information about Madge's complete range of products and services can be accessed on the World Wide Web at www.madge.com


PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., management of change, Y2K risks, competition, availability of financing, global economic conditions, and changed resource allocation resulting from these and other factors). Forward-looking statements in this press release include statements which refer to timing of separate legal structures of Madge.web and Madge.connect, Y2K effect, continuing investment-led strategy, restoring balance, boost to business in Madge.connect and Madge.web, improving cash flow, major improvement in results by the first quarter of 2000, and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risk, please refer to Madge's SEC filings on Form 20-F and Form 6-K.

Madge, the Madge logo, Madge.web and Madge.connect are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies.

Contact: Madge Networks, Wexham Springs, United Kingdom
Internet: www.madge.com

Company Contact:                                     Investor Relations Contact:
Chris Bradley, Chief Financial Officer               John Nesbett
MADGE NETWORKS N.V.                                  LIPPERT/HEILSHORN & ASSOC.
Tel: (+44) 1753 661172                               Tel: 212-838-3777

Lisa Ellis, Director of Investor & Public Relations
MADGE NETWORKS N.V.
Tel: 917-368-8104







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                               Madge Networks N.V.
                      Condensed Consolidated Balance Sheets
                                   (Unaudited)
                                 (in thousands)


                                                                 SEPT 30,        DEC 31,
                                                                   1999           1998
                                                                 --------        --------

ASSETS
Current assets:
     Cash, cash equivalents, and short-term investments(1)       $ 57,841        $130,494
     Accounts receivable, net                                      38,241          38,966
     Inventories                                                   16,402          11,474
     Prepaid expenses and other current assets                     10,793          13,884
                                                                 --------        --------
          Total current assets                                    123,277         194,818

Investments, property and equipment, net                           43,597          30,174
Intangible assets, net                                             54,253            --
                                                                 --------        --------
Total assets                                                     $221,127        $224,992
                                                                 ========        ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued liabilities                    $113,018        $ 90,661
     Income taxes payable                                          16,413          13,228
     Short term borrowings                                         14,392           3,811
                                                                 --------        --------
          Total current liabilities                               143,823         107,700
Long-term obligations                                               3,324             899
                                                                 --------        --------
          Total liabilities                                       147,147         108,599

Shareholders' equity                                               73,980         116,393
                                                                 --------        --------
Total liabilities and shareholders' equity                       $221,127        $224,992
                                                                 ========        ========







(1) Cash includes a balance of $10.5M that has restricted use.





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                               Madge Networks N.V.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (in thousands)

                                               RESULTS OF CONTINUING(1)               GROUP RESULTS
                                                     OPERATIONS                (INCL. DISPOSED DIVISION &
                                                                                  NON-RECURRING ITEMS)
                                                THREE MONTHS ENDED                 THREE MONTHS ENDED
                                                      SEPT 30,                          SEPT 30,
                                              1999              1998             1999              1998

Net sales                                   $ 42,193          $ 60,080         $ 42,193          $ 70,183
Cost of sales                                 26,079            28,626           26,079            33,569
                                            --------          --------         --------          --------
       Gross profit                           16,114            31,454           16,114            36,614
Operating expenses:
       Sales & marketing                      18,262            15,764           18,262            20,809
       Research & development                  8,001             8,388            8,001            12,030
       General and administrative              5,331             5,868            5,331             6,406
Total operating expenses                      31,594            30,020           31,594            39,245
                                            --------          --------         --------          --------
(Loss) income from operations                (15,480)            1,434          (15,480)           (2,631)
Net interest income                              377               987              377             1,396
                                            --------          --------         --------          --------
(Loss) income before income taxes            (15,103)            2,421          (15,103)           (1,235)
Non-Recurring (Charges)/Gains                 (1,212)             --             (1,212)           29,611
(Loss) income before tax                     (16,315)            2,421          (16,315)           28,376
Income tax provision (benefit)                   127               533              127               536
                                            --------          --------         --------          --------
Net (Loss) income                           $(16,442)         $  1,888         $(16,442)         $ 27,840
                                            ========          ========         ========          ========

Earnings per share
Basic                                       $  (0.41)         $   0.04         $  (0.41)         $   0.62
Diluted                                     $  (0.41)         $   0.04         $  (0.41)         $   0.61

Weighted Average Shares Outstanding
Basic                                         40,095            45,136           40,095            45,136
Diluted                                       40,095            45,344           40,095            45,344











(1) Results of Continuing Operations exclude Madge's Ethernet Division Lannet, disposed of in the third quarter 1998 and NonRecurring charges incurred in the year to December 1998.



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                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (in thousands)

                                               RESULTS OF CONTINUING(1)                  GROUP RESULTS
                                                     OPERATIONS                  (INCL. DISPOSED DIVISION &
                                                                                     NON-RECURRING ITEMS)
                                                 NINE MONTHS ENDED                     NINE MONTHS ENDED
                                                    SEPTEMBER 30,                         SEPTEMBER 30,
                                               1999               1998               1999               1998

Net sales                                   $ 144,349          $ 189,039          $ 144,349          $ 248,055
Cost of sales                                  83,997             94,312             83,997            123,746
                                            ---------          ---------          ---------          ---------
       Gross profit                            60,352             94,727             60,352            124,309
Operating expenses:
       Sales & marketing                       53,792             46,851             53,792             64,323
       Research & development                  26,371             26,769             26,371             38,776
       General and administrative              15,515             13,747             15,515             17,755
Total operating expenses                       95,678             87,367             95,678            120,854
                                            ---------          ---------          ---------          ---------
(Loss) income from operations                 (35,326)             7,360            (35,326)             3,455
Net interest income                             2,035                783              2,035              1,711
                                            ---------          ---------          ---------          ---------
(Loss) income before income taxes             (33,291)             8,143            (33,291)             5,166
Non-Recurring (Charges)/Gains                  (1,237)                --             (1,237)            29,611
                                            ---------          ---------          ---------          ---------
(Loss) income before tax                      (34,528)             8,143            (34,528)            34,777
Income tax provision (benefit)                    529              1,985                529              2,002
                                            ---------          ---------          ---------          ---------
Net (Loss) income                           $ (35,057)         $   6,158          $ (35,057)         $  32,775
                                            =========          =========          =========          =========


Basic                                       $   (0.86)         $    0.14          $   (0.86)         $    0.72
Diluted                                     $   (0.86)         $    0.14          $   (0.86)         $    0.72

Weighted Average Shares Outstanding
Basic                                          40,747             45,529             40,747             45,529
Diluted                                        40,747             45,309             40,747             45,309









(1) Results of Continuing Operations exclude Madge's Ethernet Division Lannet, disposed of in the third quarter 1998 and NonRecurring charges incurred in the year to December 1998.